British Columbia Securities Commission
QUARTERLY REPORT
FORM 51-901F

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
AVINO SILVER & GOLD MINES LTD.	January 31, 2003	June 18, 2003

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO

Vancouver, British Columbia	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Andrea Regnier	Accountant & Secretary	(604) 682-3701

E-MAIL ADDRESS:		WEB SITE ADDRESS

dawnpacific@telus.net		www.avino.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE Signed: “Louis Wolfin”	DATE SIGNED 03/06/18

DIRECTOR’S SIGNATURE Signed: “Ernest Calvert”	DATE SIGNED 03/06/18

SECURITIES ISSUED DURING THE PERIOD ENDED JANUARY 31, 2003

Date	Type of		Number of shares
YY/MM/DD	Issue	Description	Issued	Price per share	Proceeds $	Type of consideration
02/12/19	Common	Exercise of Options	20,000	$0.60	$12,000	Cash

02/12/23	Common	Exercise of Options	10,000	$0.60	$6,000	Cash

03/01/02	Common	Exercise of Options	10,000	$0.60	$6,000	Cash

03/01/07	Common	Exercise of Options	35,000	$0.60	$21,000	Cash

03/01/17	Common	Property Payment	200,000	$0.50	$100,000	Yukon property

		Property
03/01/29	Common	Payment	200,000	$0.50	$100,000	Aumax Property

OPTIONS GRANTED DURING THE PERIOD ENDED JANUARY 31, 2003

Date of Grant
YY/MM/DD	Number	Type	Description/name	Exercise price	Expiry date
Nil

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
AT JANUARY 31, 2003

		Exercise or
		convertible price	Expiry Date
Security	Amount	per share	YY/MM/DD
Options	446,000	$0.58	07/10/23

Options	25,000	$0.60	03/02/03

LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 31, 2003

Ernest Calvert, Director	Michael Baybak, Director

William Glasier, Director	Louis Wolfin, President and Director

David Wolfin, Director	Andrea Regnier, Secretary

William Kocken, Director

SCHEDULE “B”
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 51-901F QUARTERLY REPORT

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended January 31, 2003

Description of Business

The Company’s principal business activities are exploration and development of mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. The focus for 2003 has been the identification and acquisition of two properties of merit, one located in British Columbia and one in the Yukon.

Results of Operations

The Company reports a net loss of Cdn $186,991 or $0.03 per share, for the fiscal year ended January 31, 2003, compared to a net loss of $3,290,582 or $0.68 per share for the corresponding period in 2002. The Company had no operating revenues.

There were no write-downs or write-off during the 2003 fiscal year. The comparative figures for 2002 include a write-down of the Bralorne Project of $1,664,905 and a loss in Cia Minera of $1,259,438. Also included in the comparative figures for 2002 was $105,294 in interest expense and $120,268 in foreign exchange loss compared to $Nil in 2003. The Company assigned the debentures to Bralorne-Pioneer Gold Mines Ltd. and therefore did not accrue interest or foreign exchange during the year. Included in the loss this year is $40,097 representing the loss on the sale of the joint venture to Bralorne-Pioneer Gold Mines Ltd.

The balance of the loss for 2003 relates to administrative expenses of $119,638 compared to $137,853 for 2002 fiscal year. Audit and accounting fees have decreased by approximately $3,010 as a result, in part, of re-categorizing certain expenses to Office and miscellaneous resulting in its increase during the year. Legal fees have declined by $6,053 from $8,161 in 2002 to $2,108 in 2003 due in part to preparing certain general corporate documentation in house.

Shareholder information has decreased by $13,726 and salaries and benefits have decreased by $6,029. The reduction in costs is a result of the company reducing the investor relations activity during the year. Regulatory and compliance fees have increased by $3,385 as a result of the increase in fees charged by the regulatory bodies for filing certain documentation.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended January 31, 2003

Cia Minera

The Cia Minera mine is in temporary closure until market prices for silver improve. Cia Minera has determined that the price of silver, which is the main metal recovered, must reach and maintain U.S. $5.50 per ounce before the mine will reopen. The mine does not have a current feasibility report nor has it conducted enough exploration to determine the expected life of the mine. The last estimate Cia Minera obtained was in 1998 and at that time the expected life of the Mine was three years. During the 2002 fiscal year, the carrying value was reduced to nominal $1.

Bralorne Project

During the year Coral Gold Corp. terminated its option to earn a 25% interest in the Bralorne/Loco mine and properties. The Company transferred its interest in the project to Bralorne-Pioneer Gold Mines Ltd., in consideration of $1 and Bralorne assuming the full amount of the debenture principal and interest payable under the terms of the debentures.

Current events

The Company has been focusing its efforts on the silver mine in Mexico. Negotiation have been on-going with the shareholders of Cia Minera to purchase their interest resulting in the Company holding 100% interest in the Mine and properties.
The Company has acquired two mineral properties, one a silver property in the Yukon, and the other a gold prospect in B.C. The Company is raising funds through a flow-through private placement to conduct an exploration program on the recently acquired Aumax property in BC.

Related Party Transactions

Under a Management Consulting Agreement dated August 1, 1997 between the Company and Frobisher Securities Inc., a private company controlled by the President of the Company, the Company pays Frobisher a remuneration of $2,500 per month plus out of pocket expenses. Included in the amounts due to related parties is $53,004 due under this agreement. The President of the Company also made a cash loan to the Company of $52,500 which is also included in amounts due to related parties.

The Company has a contract with Oniva International Services Corp. a private company owned by Avino and three other affiliated companies, whereby Oniva provides certain administrative and exploration services to Avino. The Company has a payable to Oniva of $258,639.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended January 31, 2003

The Company intends to settled these debts by the issuance of common shares.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property.

Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The Company has a working capital deficiency of $196,610 at January 31, 2003. Although the Company is planning to settlement a large portion of debt with shares, the Company will need to re-finance in order to maintain operations.

Contingent liabilities

On August 31, 1995, the Company, together with Bralorne-Pioneer Gold Mines Ltd., (“Joint Venture”) completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture and 100 common shares of the Company. The debentures bear interest at 7% payable annually, and mature and are due on October 25, 2003. The debentures are not redeemable prior to maturity date. The debentures are secured by a first charge over the Company’s interest in the Bralorne Mine and Loco property. Although the Company has assigned its interest in the Property to Bralorne and Bralorne has assumed the Company’s liability under the Bonds, the Company could be subject to liability under the debentures.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended January 31, 2003

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.